UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE 7-31-02

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2002

Harmony Gold Mining Company Limited

Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F _X_ Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No _X_

Harmony

Harmony Gold Mining Co. Ltd.
NEWS RELEASE

HARMONY CONCLUDES BEE/SUPPLY INITIATIVE WITH IZINGODO HOLDINGS

Johannesburg, 31 July 2002 – Harmony today announced that Izingodo Holdings, a black controlled consortium that have acquired a significant stake in Timrite (Pty) Ltd, will in future supply 90% of the company's timber requirements. The initial stake taken by Izingodo is the first tranche in an acquisition programme that will result in the company acquiring the majority stake in Timrite over the next few years.

Timrite was the largest contract supplier to Harmony, supplying the bulk of the company's mining timber requirements to the value of R102 million per annum and managing its timber yards.

The acquisition by Izingodo of Timrite is in line with Harmony's Black Economic Empowerment-Suppliers Policy. In terms of this policy Harmony is committed to transforming its purchasing policy and power towards black owned suppliers without compromising on price, quality and service. The Izingodo /Timrite transaction is an important part of this programme.

For immediate release
Wednesday
31 July 2002
For further details contact:

Bernard Swanepoel
on +27(0)83 303 9922
or
Ferdi Dippenaar
on +27(0)82 807 3684

Issued by Harmony Gold Mining Company Limited

Contact:
Corné Bobbert
Tel +27 11 684 0146
Fax +27 11 684 0188
Mobile +27(0)83 380 6614

E-mail:
cbobbert@harmony.co.za

Web site:
www.harmony.co.za

ISIN No.: ZAE000015228

JSE: HAR
NASDAQ: HGMCY

Izingodo Timrite (Pty) Ltd, as the new company will be known, will be the first major Black Empowered timber company servicing the mining industry.

The Izingodo Holdings consortium comprises Nthato and Karabo Motlana, sons of well-known Dr. Nthato Motlana, as well as Eric Mabuza, a businessman and advocate based in Mpumalanga. Mr Mabuza will be the chairman of the company.

Nthato Motlana, who is to become an executive director of the company, is well known in the Timber industry. Mr. Motlana founded Madiba sawmills, the first black owned sawmill in South Africa. Since 1999, he has been chairman of the South African Lumber Millers' Association and serves on the National Forestry Advisory Council, a statutory body that advises the Minister of Water Affairs and Forestry.

Ends

IZINGODO TIMRITE (PTY) LTD

Contact: **Nthato Motlana**
Phone: **+27 11 465 1600**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2002

Harmony Gold Mining Company Limited

By: ______________________________

Name: Fred Baker

Title: Company Secretary